FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2006

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Group Corporate Affairs
National Australia Bank Limited ABN 12004044937

ASX Announcement
500 Bourke Street Melbourne Victoria 3000 Australia

Monday, 30 January 2006

Address by the Chairman of National Australia Bank Limited, Mr Michael Chaney, and Managing Director and Group Chief Executive, Mr John Stewart, at the Annual General Meeting held on Monday, 30 January 2006.  This is an edited version.

The Annual Report sent to shareholders described in detail the company’s performance for the 2004/05 year.

Cash earnings for the full year of $3.31 billion were 4.4 per cent below those of 2003 / 04 – not a result we could be proud of when other banks’ earnings increased over the same period.

Earnings increased in the second half of the year over the first half and, as John Stewart will discuss a little later, the turnaround in the bank’s fortunes is now well underway.

The company’s share price has increased from $29.19 to $33.63 since the last Annual Meeting.

Full year dividend was steady at $1.66 and was 80% franked, and Total Shareholder Return for the twelve months to last Friday was 21.4%.

It is no overstatement to say that 2004 and 2005 were two of the most challenging years in the Bank’s history.

Enough has been said and written about those earlier events, commencing with the options trading losses, that there is no need to describe them again here.

Suffice to say the events uncovered some fundamental problems of culture, underinvestment and governance which demanded huge efforts to address.

I am pleased to report that those efforts have born fruit and the benefits are now starting to be realised.

The Chief Executive Officer will provide a summary of that and of current operating conditions a little later on.

During times of difficulty in any organisation the focus inevitably turns to the role of the board and to the issue of governance generally.

It does seem to me that there is some confusion around this issue – about the role of the board versus management in particular.

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On a day to day basis it is management, not the board or the Chairman, that runs the company; but it is the board that is ultimately accountable if things go wrong.

After all, it was they who appointed the managers in the first place, and they have a duty to ensure that things are done properly in the organisation.

I thought it would be useful for me, as incoming Chairman, to tell you what I see as the main duties of the board and what you, as owners, should be able to rely on us to do for you.

Firstly we should make sure we engage the best people we can find to manage the company.

In that regard I think the National is in good shape.

In John Stewart we have a person of considerable banking experience, a high level of integrity and an outstanding ability to communicate and motivate our employees.

In a short time John has assembled an excellent senior management team around him.

Secondly the board must continually ensure that management’s actions and decisions are directed towards increasing shareholder value, not towards other purposes like building empires.

Thirdly the directors must ensure that appropriate management processes are developed and maintained in the company.

These include methods of assessing and managing risk, setting shareholder-focussed objectives and targets, monitoring performance, developing strategy and – critically – recruiting, developing and motivating our most important resource: people.

Fourthly the board has a central role to play in fostering an appropriate organisational culture.  Key to this is honest and open communication.

We need to convey to the management our insistence on ethical behaviour at all levels, a requirement to operate according to the letter and spirit of the law, an understanding of the importance of true customer focus, a respect for all those with whom we deal and a need to be seen as a real contributor to the communities in which we operate.

Finally the board has a vital role to play in making sure management’s focus is on long term shareholder wealth creation, not on reacting to the short term demands of others.

This is an ongoing challenge in today’s investment world, particularly in Australia where the corporate universe is small and the focus on individual companies, especially large ones, is intense.

The problem is that the achievement of good long term shareholder returns often requires sacrificing short term ones – an example is where new investments are made in people or capital items with the benefits not received until some future period.

We have to make sure in such instances that the demands of others for immediate performance in various short term quantitative measures (such as reduced half yearly cost to income ratios or increased quarterly profits) are not permitted to sway the investment decision against the longer term interests of shareholders.

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Directors need to understand this issue and be prepared to support management against the external, usually ephemeral criticism that may arise in such cases.

That is not to say that external criticism is bad.

In many cases it is warranted and in all cases it should at least give rise to reflection; but at the end of the day the company has to march to the beat of its own drum – taking account of the suggestions of others but deciding its own path on the basis of its knowledge of the business and the external environment, the resources it has available and its assessment of risk.

I think a helpful assumption to make in that process is that all your shareholders are there for the long term – interested more in regularly increasing dividends and a rising share price over time than in what happens in the next month or quarter.

Those five things summarise what I see as the role of the board – as the things you should rely on us to do; and I think the board of the National is well placed to achieve them.

As a result of the renewal programme of the last eighteen months we have, I think, an outstanding mix of non executive directors with solid backgrounds in banking and finance, wealth management, law, regulatory affairs, general commerce and management.

We have directors from the three regions in which we operate – Australia, the UK and New Zealand – and three executive directors with extensive finance industry experience.

I can assure you that all the directors are committed to ensuring that, during their terms as custodians of your company, the National Australia Bank provides satisfactory shareholder returns and is seen as a real contributor to society.

I believe the best efforts of everyone – board and management – are going to be required for any financial institution to be successful in the years ahead.

We live in increasingly competitive times and only those organisations that maintain a strong customer focus, aim for best practice in all their activities and see change as an opportunity rather than a threat, will prosper.

Over the last decade the banking environment has changed significantly in all of our markets, but particularly in Australia.

We have seen the entry of new competitors, both as principals and intermediaries, many of them not subject to the same regulatory constraints as ourselves.

We have needed to embrace new ways of doing business and cut our cloth to suit the changed market – by simplifying our processes and becoming more efficient at what we do.

These trends will no doubt continue and the financial services landscape in ten years will be very different to what we see today.

We need to keep an open mind about where the National fits within that landscape, guided by a strong focus on shareholder value and social responsibility and actively seeking out new opportunities and partnerships both here and abroad.

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Let me now ask our Chief Executive, Mr John Stewart, to provide a summary of the current banking environment and your company’s performance in it.

****

Thank-you Michael and Good Afternoon.

I said to you last year that it would take approximately three years to complete the turn round the group.

We’re now in the second year and I am pleased to tell you that we are making good progress.

[Slide]

With that in mind, today I want to cover several areas of interest for shareholders:

•                  Our Performance during 04/05

•                  Our Portfolio of Businesses

•                  Our Customer, Staff and Community Initiatives, and

•                  I will say a few words about current and future business conditions.

[Slide]

Cash earnings for the full year were still less than the previous year.

However, looking beyond the one-off items we can see that cash earnings bottomed at the end of 2004 and earnings have recovered in subsequent half years.

We still have a lot of work to do but these results show that the turnaround is on track.

[Slide]

The work done to stabilise the businesses and deliver an improvement in cash earnings has allowed the Board to maintain the dividend payment.

The full year dividend was $1.66 and this was 80% franked.

[Slide]

Other important performance indicators that you should be aware of are that:

•                  Asset quality has remained stable.

•                  Interest margins have been well managed.

•                  Total lending increased during the year by 8.6 % to $292 billion.

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•                  Cost growth is being controlled but reflects a combination of compliance programs, rectifying customer issues and investment in the infrastructure of the business.

•                  As we complete the turnaround cost growth is expected to be limited to the level of inflation.

[Slide]

Our objective is for all of our businesses to be truly competitive in a sustainable way.

This slide shows where each of the businesses are on that journey:

As you can see IMS, our international markets business, is still stabilising.

The UK and the Australian Businesses are stable and rebuilding capability and New Zealand is already very competitive.

Let me talk about each in turn.

[Slide]

Institutional Markets & Services is still in the stabilising phase and is making good progress on the remedial actions associated with the foreign currency options trading loss.

The foreign currency options desk has been re-opened and we hope to return to the internal model for risk-weighted assets during this calendar year.

In addition the IMS business model is being changed to reduce reliance on low return on equity lending.

We are focussing on doing more business with our existing customers and improving our efficiency.

[Slide]

Our United Kingdom operations are progressing well from stabilising to rebuilding.

There has been a fantastic amount of work involved.

New products and services have been launched.

New distribution methods such as utilising brokers for lending and establishing new Financial Solutions Centres have been set up.

After many years of decline I am pleased to tell you we are starting to see volume improvement in lending and deposits.

With increased customer satisfaction.

[Slide]

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So that we can better serve our customers here in Australia we have integrated retail banking, wealth management and business and private banking.

This has also led to greater efficiency and accountability.

The Business and Private Bank performed spectacularly well during the year making significant market share gains.

So too our Wealth Management Business which had an excellent year.

The Retail Business had a good year and a major investment programme to revitalise our retail branch network was started.

[Slide]

Our business in New Zealand is in good shape and has been leveraging its competitive advantage to grow market share in key segments such as housing, youth and small to medium sized enterprises.

An example is our Unbeatable Campaign which has resulted in market share gains.

[Slide]

The regional business model that we have moved to gives each business clear accountability for the decisions they take and the outcomes.

The corporate centre has been reduced to fulfil only truly Group functions.

These functions include value creation for shareholders.

Setting targets and signing off on proposed strategies.

Monitoring financial performance and having oversight of financial and risk governance.

In addition the important areas of capital and balance sheet management, developing and retaining the best talent and merger and acquisition activity also remain Corporate Centre responsibilities.

[Slide]

The way to create shareholder value begins with our staff.

I have always believed that happy staff make happy customers make happy shareholders.

We are working to provide clear accountability and responsibility to all of our staff so that we have an effective and engaged workforce.

The success that we have had so far in turning around the National is a direct result of the hard work and dedication of our people.

We have an enthusiastic and talented workforce but, we need to continue to attract and retain the best people.

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To do so we need to be an organisation that people are proud to work for and know they will be rewarded for achieving results.

[Slide]

The focus in every part of our Group is to better serve our customers.

We have to continue to simplify our processes so we are easy to do business with and can give speedy responses to customers.

This may mean different tactics, products and services in different regions.

The regional business model provides flexibility to adapt to local needs while utilising best practice and knowledge in other parts of the Group.

[Slide]

We are also committed to making a contribution to the communities in which we live and do business.

Corporate Social Responsibility is an integral part of our plans to deliver sustainable growth in shareholder value.

Reputex now rates the National as one of the most socially responsible companies in Australia.

Let me give you a taste of what we have been doing.

In Australia we provided financial and volunteer support for the Tsunami appeal and have launched lending and deposit accounts to assist the disadvantaged.

Our sponsorship of the Melbourne 2006 Commonwealth Games has involved a comprehensive schools programme throughout Australia.

In New Zealand, we have undertaken a range of community activities including the program to save the Kiwi.

In the United Kingdom financial literacy and environmental programs have benefited the broader community.

Group-wide we provided more than 6,000 days of volunteer leave for staff to work on community projects.

[Slide]

Looking forward.

Global economic growth is highly dependent on the economies of the United States, China and India.

In our core markets of Australia, New Zealand and the United Kingdom we expect economic growth to be slightly lower than last year.

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Also, we expect competition to remain strong in all of the markets in which we operate.

Some challenges which we will face in 2006 are specific to National such as:

•                  The continuing re-investment in our core infrastructure;

•                  The cost and complexity of our compliance programmes; and

•                  The stabilisation and rebuilding of our IMS business.

So far this financial year we have made good progress on each of these issues and the published market share data shows our businesses are continuing to perform as expected.

[Slide]

In conclusion, we are about half way through a three year turn around program and there is momentum in all of our businesses.

There still remains much to be done but the National is on the way back.

Also, we have taken the time and care to lay sound foundations so that the recovery will be sustained.

As a result, as we go forward I hope you will have reason to be both proud shareholders and hopefully, happy customers of the National.

Thank you ladies and gentlemen, I will now hand back to the Chairman.

*ENDS*

For further information:

Brandon Phillips	Hany Messieh
Group Manager, External Relations	Group Manager, Investor Relations
03 8641 3857 work	03 8641 2312 work
0419 369 058 mobile	0414 446 876 mobile

Kim Lovely
External Relations Manager
03 8641 4982 work
0406 035 243 mobile

Group and Regional websites:

ASX Announcements and Group information (www.nabgroup.com)

Australian operations (www.national.com.au)

Clydesdale Bank (www.cbonline.co.uk)

Yorkshire Bank (www.ybonline.co.uk)

Bank of New Zealand (www.bnz.co.nz)

Institutional Markets & Services (www.nabmarkets.com)

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Report to Shareholders

National Australia Bank

John Stewart,

Managing Director
and CEO

30 January, 2006

Link to searchable text of slide shown above

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Turnaround is on track

Cash earnings before significant items
$m
1,900
1,850
1,800
1,750
1,700
1,650
1,600
1,550
1,850
1,611
1,618
1,692
Mar 04 HY
Sep 04 HY
Mar 05 HY
Sep 05 HY

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National Australia Bank

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Cents per share
180
160
140
120
100
80
60
40
20
0
135
147
163
166
166
2001
2002
2003
2004
2005
Interim dividend
Final dividend

Full year

- Payout ratio of 79%
- Franking of 80%

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National Australia Bank

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Businesses largely stabilised

Australia
IMS
UK
Retail
Wealth
B&P
New Zealand
In Decline
Stabilising
Rebuilding Capability
Truly Competitive

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Institutional Markets & Services

IMS →

In Decline *Stabilising*

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National Australia Bank

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United Kingdom

UK

Rebuilding Capability

Let's connect
Our new approach to banking
One team, one location, one focus: you.
Yorkshire Bank

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National Australia Bank

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Australia
Retail Wealth B&P
Rebuilding Capability

Australia

Retail
Wealth Management
Business & Private

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National Australia Bank

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New Zealand

New Zealand

Truly Competitive

ANY FIXED RATE
ANY BIG BANK
WE'LL BEAT IT
OR WE'LL GIVE YOU $100
Our Unbeatable Home Loan Promise.

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Customers

Simple to do business with for customers

Speedy response

Flexibility for local markets

Get moving
With the National's Home Loan Triple Saver
Inspect today

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National Australia Bank

Link to searchable text of slide shown above

Community

Contributing to the community

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National Australia Bank

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Report to Shareholders	[LOGO]

John Stewart,

Managing Director

and CEO

30 January, 2006

Shareholder Report

Overall performance during 2004/2005

Our portfolio of businesses

Customer, Staff and Community

Outlook

[LOGO]

Turnaround is on track

Cash earnings before significant items

[CHART]

Final dividend of 83 cents, 166 cents for the year

[CHART]

Full year

•                  Payout ratio of 79%

•                  Franking of 80%

Important performance indicators

•                  Asset quality remained stable

•                  Good management of interest margins

•                  Total lending up 8.6%

•                  Cost growth being managed

Businesses largely stabilised

[GRAPHIC]

Institutional Markets & Services	[GRAPHIC]

[GRAPHIC]

•                  Remedial actions progressing

•                  Reduce reliance on low return on equity lending

•                  Focus on customer related business

•                  Drive efficiency

United Kingdom	[GRAPHIC]

[GRAPHIC]

•                  Management of margins, product simplification and rationalisation

•                  Increase staff satisfaction

•                  Repositioning to a network of 343 branches with 57 Flagship branches.

•                  Rollout of new Financial Service Centres

•                  Expanding Third Party Distribution

Australia	[GRAPHIC]

•              Retail

•              Wealth Management

•              Business & Private

[CHART]

New Zealand	[GRAPHIC]

[GRAPHIC]

•                  Capitalise on consistent strategy

•                  Strength in agribusiness and cards

•                  Small to Medium Enterprise focus

•                  Housing – increase share in personal markets

Corporate Centre

Corporate Centre to focus on:

•                  Value creation for shareholders

•                  Setting targets and sign off of proposed strategies

•                  Performance monitoring

•                  Oversight of financial and risk governance

•                  Developing and retaining talent

•                  Capital and balance sheet management

•                  Mergers and acquisitions

Staff

Happy staff make happy customers make happy shareholders	[GRAPHIC]

Customers

Simple to do business with for customers

Speedy response	[GRAPHIC]

Flexibility for local markets

Community

[GRAPHIC]

Contributing to the community

Outlook

•                  Economic outlook is slowing a little

•                  Credit growth softening

•                  Investment in infrastructure and compliance

•                  Rebasing Institutional Markets & Services

•                  Business momentum is building

•                  No overall change to expectations

Conclusion

Turnaround is on track

Still work to be done

Sound foundations for the future

Disclaimer

This document is a presentation of general background information about the Group’s activities current at the date of the presentation, 30 January, 2006.  It is information in a summary form and does not purport to be complete.  It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor.  These should be considered, with or without professional advice, when deciding if an investment is appropriate.

This document contains certain “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934 and the US Private Securities Litigation Reform Act of 1995.  The words “anticipate”, “believe”, “expect”, “project”, “estimate”, “intend”, “should”, “could”, “may”, “target”, “plan” and other similar expressions are intended to identify forward-looking statements.  Indications of and guidance on future earnings and financial position and performance are also forward-looking statements.  Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Group, that may cause actual results to differ materially from those expressed or implied in such statements.  There can be no assurance that actual outcomes will not differ materially from these statements.  For further information relating to the identification of forward-looking statements and important factors that could cause actual results to differ materially from those projected in such statements, see “Presentation of Information - Forward-Looking Statements” and “Risk Factors” in the Group’s Annual Report on Form 20-F filed with the US Securities & Exchange Commission.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: 30 January 2006	Name: Brendan T Case
Title: Associate Company Secretary

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